Issuer Free Writing Prospectus

Dated June 26, 2017

Filed Pursuant to Rule 433

Registration Statement No. 333-199956

CBS CORPORATION

CBS OPERATIONS INC.

FINAL TERM SHEET

Issuer:	CBS Corporation

Guarantor:	CBS Operations Inc.

Trade Date:	June 26, 2017

Settlement Date:*	July 3, 2017 (T+5)

Securities Offered:	2.500% Senior Notes due 2023	3.375% Senior Notes due 2028

Size:	$400,000,000	$500,000,000

Maturity:	February 15, 2023	February 15, 2028

Coupon:	2.500%	3.375%

Yield to Maturity:	2.610%	3.485%

Spread to Benchmark Treasury:	T+85 bps	T+135 bps

Benchmark Treasury:	UST 1.750% due May 31, 2022	UST 2.375% due May 15, 2027

Benchmark Treasury Price and Yield:	99-30+ / 1.760%	102-04 / 2.135%

Price to Public:	99.426% of face amount plus accrued interest, if any, from July 3, 2017, if settlement occurs after that date	99.027% of face amount plus accrued interest, if any, from July 3, 2017, if settlement occurs after that date

Purchase Price by Underwriters:	99.076% of face amount plus accrued interest, if any, from July 3, 2017, if settlement occurs after that date	98.577% of face amount plus accrued interest, if any, from July 3, 2017, if settlement occurs after that date

Interest Payment Dates:	Semi-annually on February 15 and August 15 commencing February 15, 2018	Semi-annually on February 15 and August 15 commencing February 15, 2018

Regular Record Dates:	February 1 and August 1	February 1 and August 1

Redemption Provisions:

Make-Whole Call:	Greater of 100% or T+15 bps (at any time prior to January 15, 2023)	Greater of 100% or T+25 bps (at any time prior to November 15, 2027)

Par Call:	At any time on or after January 15, 2023	At any time on or after November 15, 2027

CUSIP:	124857 AS2	124857 AT0

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the senior notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase

Net Proceeds (Before Expenses) to CBS:	$889,189,000

Use of Proceeds:	Our net proceeds from this offering are estimated to be approximately $888,089,000, after deducting the underwriting discounts and our estimated offering expenses. We intend to use the net proceeds from this offering to (1) repay at maturity our $400 million outstanding aggregate principal amount of 1.95% senior notes due July 1, 2017 and
(2) redeem all of our $300 million outstanding aggregate principal amount of 4.625% senior notes due May 15, 2018. The remaining net proceeds will be used for general corporate purposes, which may include, among other purposes, the repayment of short-term borrowings, including commercial paper.

Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000

Ratings:**	Moody’s Investors Service: Baa2 Standard & Poor’s Ratings Services: BBB Fitch Ratings: BBB

Trustee:	Deutsche Bank Trust Company Americas

Joint Book-Running Managers:

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

SMBC Nikko Securities America, Inc.

Co-Managers:

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

TD Securities (USA) LLC

SG Americas Securities, LLC

BNY Mellon Capital Markets, LLC

Academy Securities, Inc.

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

*	It is expected that delivery of the 2.500% Senior Notes due 2023 and the 3.375% Senior Notes due 2028 (collectively, the “Senior Notes”) will be made against payment therefor in New York City on or about July 3, 2017, which will be the 5th business day following the date of pricing of the Senior Notes (such settlement cycle being referred to herein as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the pricing date or the next succeeding business day will be required, by virtue of the fact that the Senior Notes initially will settle in five business days, to specify alternative settlement arrangements to prevent a failed settlement.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, (ii) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, (iii) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and (iv) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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